UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.   )*

BridgeBio Pharma, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

10806X102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10806X102	Page 2 of 16

1.	Name of reporting persons American International Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,764,592
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,764,592
9.	Aggregate amount beneficially owned by each reporting person 6,764,592
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 5.5%
12.	Type of reporting person HC

CUSIP No. 10806X102	Page 3 of 16

1.	Name of reporting persons AIG Capital Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,730,244
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,730,244
9.	Aggregate amount beneficially owned by each reporting person 6,730,244
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 5.5%
12.	Type of reporting person HC

CUSIP No. 10806X102	Page 4 of 16

1.	Name of reporting persons AIG Global Asset Management Holdings Corp.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,730,244
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,730,244
9.	Aggregate amount beneficially owned by each reporting person 6,730,244
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 5.5%
12.	Type of reporting person HC

CUSIP No. 10806X102	Page 5 of 16

1.	Name of reporting persons AIG Asset Management (U.S.), LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,730,244
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,730,244
9.	Aggregate amount beneficially owned by each reporting person 6,730,244
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 5.5%
12.	Type of reporting person IA

CUSIP No. 10806X102	Page 6 of 16

1.	Name of reporting persons SAFG Retirement Services, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 34,348
	7.	Sole dispositive power 0
	8.	Shared dispositive power 34,348
9.	Aggregate amount beneficially owned by each reporting person 34,348
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person HC

CUSIP No. 10806X102	Page 7 of 16

1.	Name of reporting persons AIG Life Holdings, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 34,348
	7.	Sole dispositive power 0
	8.	Shared dispositive power 34,348
9.	Aggregate amount beneficially owned by each reporting person 34,348
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person HC

CUSIP No. 10806X102	Page 8 of 16

1.	Name of reporting persons AGC Life Insurance Company
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Missouri
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 34,348
	7.	Sole dispositive power 0
	8.	Shared dispositive power 34,348
9.	Aggregate amount beneficially owned by each reporting person 34,348
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person IC

CUSIP No. 10806X102	Page 9 of 16

1.	Name of reporting persons The Variable Annuity Life Insurance Company
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 26,255
	7.	Sole dispositive power 0
	8.	Shared dispositive power 26,255
9.	Aggregate amount beneficially owned by each reporting person 26,255
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person IC

CUSIP No. 10806X102	Page 10 of 16

1.	Name of reporting persons American General Life Insurance Company
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 8,093
	7.	Sole dispositive power 0
	8.	Shared dispositive power 8,093
9.	Aggregate amount beneficially owned by each reporting person 8,093
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person IC

CUSIP No. 10806X102	Page 11 of 16

1.	Name of reporting persons SunAmerica Asset Management, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 8,093
	7.	Sole dispositive power 0
	8.	Shared dispositive power 8,093
9.	Aggregate amount beneficially owned by each reporting person 8,093
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person IA

ITEM 1 (a).	NAME OF ISSUER:

BridgeBio Pharma, Inc.

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

421 Kipling Street

Palo Alto, CA 94301

ITEM 2 (a).	NAME OF PERSON(S) FILING:

American International Group, Inc.

AIG Capital Corporation

AIG Global Asset Management Holdings Corp.

AIG Asset Management (U.S.), LLC

SAFG Retirement Services, Inc.

AIG Life Holdings, Inc.

AGC Life Insurance Company

The Variable Annuity Life Insurance Company

American General Life Insurance Company

SunAmerica Asset Management, LLC

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

American International Group, Inc.

175 Water Street

New York, NY 10038

AIG Capital Corporation

80 Pine Street

New York , NY 10005

AIG Global Asset Management Holdings Corp.

80 Pine Street

New York , NY 10005

AIG Asset Management (U.S.), LLC

80 Pine Street

New York, NY 10005

SAFG Retirement Services, Inc.

1999 Avenue of the Stars

1 SunAmerica Center

Los Angeles, CA 90067

AIG Life Holdings, Inc.

2929 Allen Parkway

Houston, TX 77019

AGC Life Insurance Company

2727-A Allen Parkway

Houston, TX 77019

The Variable Annuity Life Insurance Company

2929 Allen Parkway

Houston, TX 77019

American General Life Insurance Company

2727-A Allen Parkway

Houston, TX 77019

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson St., Suite 3300

Jersey City, NJ 07311

ITEM 2 (c).	CITIZENSHIP:

The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2 (e).	CUSIP NUMBER:

10806X102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

American International Group, Inc.:

(g)	A parent holding company or control person, in accordance § 240.13d-1(b)(1)(ii)(G)

AIG Capital Corporation:

(g)	A parent holding company or control person, in accordance § 240.13d-1(b)(1)(ii)(G)

AIG Global Asset Management Holdings Corp.:

(g)	A parent holding company or control person, in accordance § 240.13d-1(b)(1)(ii)(G)

AIG Asset Management (U.S.), LLC

(d)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

SAFG Retirement Services, Inc.:

(g)	A parent holding company or control person, in accordance § 240.13d-1(b)(1)(ii)(G)

AIG Life Holdings, Inc.:

(g)	A parent holding company or control person, in accordance § 240.13d-1(b)(1)(ii)(G)

AGC Life Insurance Company:

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

The Variable Annuity Life Insurance Company:

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

American General Life Insurance Company:

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

SunAmerica Asset Management, LLC:

(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

ITEM 4.	OWNERSHIP.

(a) through (c). The information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The information requested hereunder is incorporated by reference herein from Rows 5 through 9 and Row 11 of the cover pages to this Schedule 13G. AIG Asset Management (U.S.), LLC, a wholly-owned company of AIG, serves as investment adviser and manager of The United States Life Insurance Company in the City of New York (“US Life”) and American General Life Insurance Company (“AG Life”) and shares voting and investment power with respect to all of US Life’s and AG Life’s holdings in BridgeBio Pharma, Inc. For the avoidance of doubt, AIG Asset Management (U.S.), LLC shares voting and investment power with respect only to the shares held directly by AG Life and not the shares reported herein as beneficially owned by AG Life.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiaries of American International Group, Inc.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Geoffrey N. Cornell
Name:	Geoffrey N. Cornell
Title:	Vice President

AIG CAPITAL CORPORATION

By	/s/ Justin Caulfield
Name:	Justin Caulfield
Title:	Treasurer

AIG Global Asset Management Holdings Corp.

By	/s/ Atif Mahmood
Name:	Atif Mahmood
Title:	Chief Financial Officer

AIG Asset Management (U.S.), LLC

By	/s/ Atif Mahmood
Name:	Atif Mahmood
Title:	Chief Financial Officer

SAFG RETIREMENT SERVICES, INC.

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AIG LIFE HOLDINGS, INC.

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AGC LIFE INSURANCE COMPANY

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AMERICAN GENERAL LIFE INSURANCE COMPANY

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

SUNAMERICA ASSET MANAGEMENT, LLC

By	/s/ Matthew Hackethal
Name:	Matthew Hackethal
Title:	Chief Compliance Officer

EXHIBIT INDEX

Exhibit 99.1	Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 99.2	Agreement of Joint Filing